Free Writing Prospectus

VanEck Merk Gold Trust

Merk Funds for Weak Dollar Policy?

0001546652

Pursuant to 433/163

333-180868

Is America’s “strong dollar policy” a relic of the past? In Davos, U.S. Treasury Secretary Mnuchin said: “Obviously a weaker dollar is good for us as it relates to trade and opportunities.” He then followed up, indicating that “longer-term, the strength of the dollar is a reflection of the strength of the U.S. economy.” If you are concerned about the value of the U.S. dollar; or if you are concerned about trade tensions exacerbating potential currency wars, consider including the Merk Funds in your portfolio:

●	The Merk Hard Currency Fund is a pure play on a falling dollar as it seeks to profit from a rise in hard currencies versus the U.S. dollar. The Fund provides managed exposure to a basket of hard currencies while seeking to mitigate interest rate and credit risk. When you evaluate the Fund’s performance, consider the potential value added through active management given the Fund’s strong performance relative to the U.S. dollar index (the Fund beat the U.S. Dollar Index* in 9 out of 12 full calendar years since its launch in 2005).

●	The Merk Absolute Return Currency Fund, seeking absolute returns investing in currencies, is your Fund to consider for currency wars. The Fund takes you in the middle of the action without an ex-ante bias for or against the dollar. Through its “long/short” focus on the currency markets, we consider this Fund a true “liquid alternative,” in the sense that we encourage you to evaluate whether the Fund’s return stream will help diversify your portfolio.

●	The VanEck Merk Gold Trust (NYSE:OUNZ) provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. Investors may not only request delivery of the London Bars the Trust holds, but may also request to have them converted to other coins and bars. Because investors own the underlying gold, taking delivery of gold by itself is not a taxable event. For details, please visit merkgold.com.

Please reach out if you have any questions.

Sincerely,

Axel Merk

Merk Investments LLC

Manager of the Merk Funds

* The ICE U.S. Dollar Index® (USDX) is a trade-weighted geometric average of the U.S. dollar’s value compared to a basket of six major global currencies (euro, Japanese yen, British pound, Canadian dollar, Swedish krona, Swiss franc) set by the ICE (IntercontinentalExchange) Futures US. It is not possible to invest directly in an index.

Performance represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than original cost. Please visit www.merkfunds.com for most recent month end performance.

VanEck Merk Gold Trust disclosure:

The material must be preceded or accompanied by a prospectus. Before investing you should carefully read and consider VanEck Merk Gold Trust’s (“Trust”) investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

All rights reserved. VanEck Merk Gold Trust and OUNZ are trademarks of Merk investments LLC in the United States and elsewhere. All other trademarks, service marks or registered trademarks are the property of their respective owners.

Merk Hard Currency Fund and Merk Absolute Return Currency Fund disclosure:

Before investing you should carefully consider the Funds’ investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by clicking here. Please read the prospectus carefully.

Since the Funds primarily invest in foreign currencies, changes in currency exchange rates affect the value of what the Funds own and the price of the Funds’ shares. Investing in foreign instruments bears a greater risk than investing in domestic instruments for reasons such as volatility of currency exchange rates and, in some cases, limited geographic focus, political and economic instability, emerging market risk, and relatively illiquid markets. The Funds are subject to interest rate risk, which is the risk that debt securities in the Funds’ portfolio will decline in value because of increases in market interest rates. The Funds may also invest in derivative securities, such as forward contracts, which can be volatile and involve various types and degrees of risk. If the U.S. dollar fluctuates in value against currencies the Funds are exposed to, your investment may also fluctuate in value. As a non-diversified fund, the Merk Hard Currency Fund will be subject to more investment risk and potential for volatility than a diversified fund because its portfolio may, at times, focus on a limited number of issuers. For a more complete discussion of these and other Fund risks please refer to each Fund’s prospectus. Foreside Fund Services, LLC, distributor.

Merk Investments LLC, 44 Montgomery St #3730, San Francisco, CA 94104

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